UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule 14F-1

Amendment No. 1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

Must Haves, Inc.

(Exact name of registrant as specified in its corporate charter)

Commission File No.: 000-52810

Florida	05-0597678
(State or other jurisdiction of incorporation or organization)	(IRS. Employer Identification No.)

1507 Presidential Way, North Miami Beach, Florida, 33179

(Address of principal executive offices)

(305) 469-4178

(Registrant's telephone number, including area code)

Approximate Date of Mailing: January 13, 2010

MUST HAVES, INC.

1507 PRESIDENTIAL WAY

NORTH MIAMI BEACH FL 33179

INFORMATION STATEMENT

PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE

ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about January 13, 2010 to the holders of record at the close of business on January 13, 2010 (the “Record Date”) of common stock, no par value per share (“Common Stock”) of Must Haves, Inc. a Florida corporation ("the Company"), in connection with the change of control and composition of the Board of Directors of the Company as contemplated by the Merger Agreement, dated as of December 10, 2009, by and among iTrackr, Inc. (“the Purchaser”) and iTrackr Acquisition Inc. (“the Subsidiary”) and the Company (the “Merger Agreement”). The transactions contemplated by the Merger Agreement were consummated on January 12, 2010.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company's security holders. Approval of the Company’s shareholders is not required under any applicable law provision of the Florida Business Corporation Act for the completion of the merger or for the issuance of the shares to the shareholders of iTrackr, Inc.

A copy of the Merger Agreement was filed with the Securities and Exchange Commission as an exhibit to a Current Report on Form 8-K on December 16, 2009.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY'S SECURITY HOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

On December 10, 2009, the Company signed a Merger Agreement with Purchaser pursuant to which the Purchaser was to be merged into the Subsidiary of the Company. Pursuant to the Merger Agreement, each outstanding share of Purchaser is to be converted into a share of the Common Stock of the Company as well as each outstanding option, warrant and convertible security of the Purchaser will have the right to be exchanged for one share of the Common Stock of the Company according to such securities’ other terms. Upon consummation of the Merger the shareholders of the Purchaser will initially receive an aggregate of 17,875,695 shares of Company Common Stock and will own 93.5% of the Company’s Common Stock. As of the Record Date, the Company had approximately 1,243,750 shares of Common Stock outstanding. Holders of shares of Common Stock are entitled to one vote per share on all matters for which the security holders are entitled to vote. The signing of the Merger Agreement and the transactions contemplated thereby will result in a change of control of the Company.

Upon the closing of the Merger Agreement, the existing member of the Board of Directors submitted her resignation and the Merger Agreement provided that the existing directors of iTrackr, John Rizzo, Michael Uhl and David Baesler, would be appointed to the Board of Directors of the Company, such resignation and elections will effective as follows: The resignation and appointments will become effective after the closing of the Merger Agreement and ten (10) days following the mailing of this information statement to the stockholders of the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of the Company's equity securities immediately before and after the closing of the transactions contemplated by the Merger Agreement by:

•

each security holder known by the Company to be the beneficial owner of more than 5% of the Company's outstanding securities prior to or immediately after the closing of the transactions contemplated by the Merger Agreement;

•	each current director and each person that will become a director following the closing of the Merger Agreement;

•	each of the named executive officers of the Company listed in the table under the caption "Executive Compensation";

•	all current directors and executive officers as a group; and

•	all directors and executive officers as a group following the closing of the Merger Agreement.

Name and address of the beneficial owner(1)	Before the closing of the Merger Agreement amount and nature of beneficial ownership(2)	Percent of Common Stock	After the closing of the Merger Agreement amount and nature of beneficial ownership(3)	Percent of Common Stock
Stella Gostfrand 1507 Presidential Way North Miami Beach, FL 33179	1,022,388	5.3%	1,022,388	5.3%
Ramesh Anand(4)	0	NA	250,000	1.3%
Red Rock Strategies, Ltd.	0	NA	2,765,685	14.4%
New Link Ltd Corp.	0	NA	3,185,280	16.6%
John Rizzo(5)	0	NA	7,250,000	34.2%
Michael Uhl(6)	0	NA	375,000	1.9%
David Baesler(7)	0	NA	450,000	2.3%
Directors and officers as a group(8)	1,022,388	5.3%	8,175,000	41.1%

(1)    Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of Company Common Stock, and except as indicated, the address of each beneficial owner is 433 Plaza Real, Suite 275, Boca Raton, FL 33432.

(2)    A total of 1,243,750 shares of Company Common Stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each Beneficial Owner above, any options exercisable within 60 days have been included in the denominator.

(3)    Based on 10,119,445 shares of the Company's Common Stock that are outstanding after the consummation of the Merger Agreement and issuance of 17,875,695 shares in connection therewith.

(4)    Including 250,000 shares of Common Stock underlying the Options.

(5)    Including 2,000,000 shares of Common Stock underlying the Options.

(6)    Including 375,000 shares of Common Stock underlying the Options.

(7)    Including 450,000 shares of Common Stock underlying the Options.

(8)    Consists of 1 person prior to the closing of the Merger Agreement and 4 persons thereafter.

CHANGES TO THE BOARD OF DIRECTORS

Upon the closing of the Merger Agreement, the existing member of the Board of Directors submitted her resignation and the Merger Agreement provided that the existing directors of iTrackr, John Rizzo, Michael Uhl and David Baesler, would be appointed to the Board of Directors of the Company, such resignation and elections will effective as follows: The resignation and appointments will become effective after the closing of the Merger Agreement and ten (10) days following the mailing of this information statement to the stockholders of the Company.

To the best of the Company's knowledge, except as set forth below, none of the incoming directors is currently a director or holds any position with the Company or has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the Company's knowledge, none of the designees has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement.

DIRECTORS AND EXECUTIVE OFFICERS

The Board of Directors currently consists of one director who has been elected for a term of one year and serves until her respective successor is duly elected and qualified. Upon the closing of the Merger Agreement, the existing member of the Board of Directors submitted her resignation and the Merger Agreement provided that the existing directors of iTrackr, John Rizzo, Michael Uhl and David Baesler, would be appointed to the Board of Directors of the Company, such resignation and elections will effective as follows: The resignation and appointments will become effective after the closing of the Merger Agreement and ten (10) days following the mailing of this information statement to the stockholders of the Company. Upon the closing of the Merger Agreement, the existing member of the Board of Directors submitted her resignation and the Merger Agreement provided the existing directors of iTrackr, John Rizzo, Michael Uhl and David Baesler, would be appointed to the Board of Directors of the Company, such resignation and elections will effective as follows: The resignation of Stella Gostfrand was submitted upon the signing of the Merger Agreement. John Rizzo, Michael Uhl and David

Baesler were appointed to the board upon the signing of the Merger Agreement. The resignation and appointments will become effective after the closing of the Merger Agreement and ten (10) days following the mailing of this information statement to the stockholders of the Company. Upon election of the new members of the Board of Directors, the Company anticipates that the Board of Directors will appoint new executive officers as listed below.

The names of the current officers and directors of the Company and the incoming directors and officers, as well as certain information about them are set forth below:

NAME	AGE	POSITION(S) WITH THE COMPANY
Stella Gostfrand	39	President, Principal Financial Officer and Director(4) (5)
Ramesh Anand	46	Interim CEO(3)
John Rizzo	48	Chairman of the Board(1)
Michael Uhl	47	Director(2)
David Baesler	63	Director(2)

(1)	Incoming director, effective upon the closing of the Merger Agreement.
(2)	Incoming director, effective on the 10th day following the mailing of this information statement to the Company's shareholders.
(3)	Incoming officer, effective upon the closing of the Merger Agreement.
(4)	Current director until the closing of the Merger Agreement.
(5)	Current officer until the closing of the Merger Agreement.

Michael Uhl and David Baesler are independent directors as defined in Rule 5605(a)(2) of the NASDAQ Listing Rules.

Stella Gostfrand is the founder of the Company. Prior to founding Must Haves, Mrs. Gostfrand was a licensed real estate agent from 1994 to 2002. She attended Auburn University and currently chairs the volunteer program at The Kesher School for children with learning differences.

Ramesh Anand has served as iTrackr’s interim CEO since January 2010. Mr. Anand currently also serves as VP of Global Sales and Marketing for Advanced Contact Solutions, since April, 2009. Prior to that, Mr. Anand served as Head of Sales, North America for HTMT Global Solutions, Ltd for the period of 2006 through 2008, and as Head of Sales of Hero ITES from 2005 through 2006. He has also served as VP Sales and Business Development at IBM Daksh Business Process Services, Director of Global Outsourcing of Ocwen Financial Corporation, and Founded Global E-Connect. Mr. Anand has a Master of Management Studies from Birla Institute of Technology and Science.

John Rizzo is the founder of iTrackr, which was founded in May 2006. Mr. Rizzo has more than a decade experience in the capital markets as well as maintaining key roles with start-up and early stage businesses. He has been integral in the completion of several successful transactions, including sale of a business to MasterCard and in Siebel Systems’ 1996 Initial Public Offering.

Michael Uhl was first elected to the Board of Directors in March 2007. Mr. Uhl is regional VP of HelmsBriscoe. He previously served as Executive VP of Sales and Marketing at Caesar’s Entertainment, wherein he directed convention and travel industry sales for Bally’s Paris, Flamingo, Caesar’s Palace and the Las Vegas Hilton. Mr. Uhl has also held Director of Sales positions with Walt Disney World Swan & Dolphin and New York Hilton & Towers. Mr. Uhl holds a BBA from Hofstra University.

David Baesler was first elected to the Board of Directors in November 2007. Mr. Baesler is VP of Sales for the Wireless Division of Kyocera Sanyo. In addition to Kyocera Sanyo, Mr. Baesler has held executive positions at several leading consumer electronics companies, including Executive VP of Brother International; Group VP of Toshiba North America’s Consumer Products Division; Senior VP of Pioneer Corporation’s Video Division; and VP of Sales for Pioneer Electronics. Mr. Baesler served as an officer in the US Army and holds a degree in mathematics and economics from North Dakota State University.

LEGAL PROCEEDINGS

There is no pending litigation by or against the Company.

To the Company's knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except with respect to the Merger Agreement and Stella Gostfrand’s ownership of Company Common Stock, none of the Company's directors or officers, nor any of the incoming directors, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company's outstanding shares, nor any of the Company's promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in or in any presently proposed transaction which, in either case, has affected, or will materially affect the Company. None of the Company's directors or officers, nor any incoming director is indebted to the Company.

The Company has entered into employment contracts with Ramesh Anand, as its interim CEO and John Rizzo, as its Chairman.

Under the terms of Mr. Anand’s contract, entered into in January 2010, in lieu of cash payment for compensation, he received an option to purchase Two Hundred Fifty Thousand (250,000) fully vested shares of the Company’s Common Stock at an exercise price of $0.25 and a life of five (5) years. Mr. Anand is entitled to four (4) weeks of paid vacation in each twelve (12) month period during Executive's employment hereunder which shall accrue on a monthly basis during Executives employment hereunder. At the discretion of the Board and in accordance with Company policy, Mr. Anand is eligible to participate in benefits under any employee benefit plan or arrangement made available by the Company now or in the future to its executives and its employees. As interim CEO, Mr. Anand’s performance shall be reviewed by the Board on a periodic basis (not less than once each fiscal year) and the Board may, in its sole discretion, award such bonuses to Mr. Anand as shall be appropriate or desirable based on Mr. Anand’s performance.

Under the terms of Mr. Rizzo’s contract, entered into in January 2007, which held an initial term of 3 years, and has been extended by the Company’s board of Directors for an additional year, Mr. Rizzo is to be paid a base annual salary at the rate of $250,000.00 per year. Mr. Rizzo is entitled to twelve (12) weeks vacation during each year of employment. And his family shall be eligible to participate in the Company’s paid health plan. However, if Mr. Rizzo so chooses, he can maintain his own family health plan and the Company will subsidize that plan in the amount of Net $1,000.00 per month.

BOARD OF DIRECTORS' MEETINGS AND COMMITTEES

The Company presently does not have an audit committee, compensation committee or nominating committee. The Company does not have an audit committee charter or a charter governing the nominating process as the management of the Company believes that until this point it has been premature at the early stage of the Company's management and business development to form an audit, compensation or nominating committee. However, the new management of the Company may form an audit, compensation and nominating committee in the future. Until these committees are established, these decisions will continue to be made by the Board of Directors. Although the Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, the Board considers the candidate's character, judgment, skills and experience in the context of the needs of the Company and the Board of Directors.

During 2009, the Company's Board of Directors met zero times and acted two times by written consent.

The Company's Board of Directors does not currently provide a process for security holders to send communications to the Board of Directors as the Company management believes that until this point it has been premature given the limited liquidity of the Common Stock of the Company to develop such processes. However, the new management of the Company may establish a process for security holder communications in the future.

EXECUTIVE COMPENSATION

The following table shows all the compensation paid by the Company, as well as certain other compensation paid or accrued, during the fiscal years ended December 31, 2009 and 2008 to the Chairman and Company's Chief Executive Officer. No restricted stock awards, long-term incentive plan payouts or other types of compensation, other than compensation identified in the chart below, were paid to this executive officer during these fiscal years.

Summary Compensation Table
	Annual Compensation				Awards		Payouts
Name and principal position	Year(1)	Salary ($)	Bonus(2)	Other annual compensation ($)	Restricted stock awards ($)	Securities underlying options/SARS	LTIP payouts	All other Compensation
Stella Gostfrand CEO and Chairman	2009 2008	0 0	0 0	0 0	0 0	0 0	0 0	0 0

(1)	Since inception, our founder and sole officer and director has received no salary for her services, has not received such compensation in the past, and is not accruing any compensation pursuant to any employment agreement with the Company.

COMPENSATION OF DIRECTORS

All directors are not compensated for their services as directors.

BONUSES AND DEFERRED COMPENSATION

The Company does not have any bonus, deferred compensation or retirement plan. The Company does not have a compensation committee; all decisions regarding compensation are determined by the Company's Board of Directors.

STOCK OPTION AND STOCK APPRECIATION RIGHTS

The Company does not currently have a Stock Option Plan or Stock Appreciation Rights Plan. No stock options or stock appreciation rights were awarded during the fiscal year ended December 31, 2009 or 2008.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE OF

CONTROL ARRANGEMENTS

At the present, the Company has no employees, other than Stella Gostfrand. She does not have an employment contract with the Company.

There are no compensatory plans or arrangements, including payments to be received from us, with respect to any person named in cash compensation set out above which would in any way result in payments to any such person because of his resignation, retirement, or other termination of such person's employment with the Company or the Company's subsidiaries, or any change in control of the Company, or a change in the person's responsibilities following a change of control.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, as amended, requires the Company's directors and executive officers, and persons who own more than 10% of the Company's equity securities which are registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to file with the SEC initial reports of ownership and reports of changes in ownership of equity securities of the Company. Officers, directors and greater than 10% security holders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file. During fiscal year 2004, the officers, directors and 10% security holders of the Company filed all Section 16(a) reports they are required to file.